FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments, Inc.	882253
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 28, 2002, Series 2002-AR3	333-56240

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENTS INC.

By: ______________________________
Name: Baron Silverstein
Title: Vice President

Dated: August 28, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

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* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SAMI-02AR3

SAMI-02AR3 Class A1 (A-1) 1M LIB FLTR {S&P:AAA Moody:Aaa } <P>

Orig Bal 533,894,100 Fac 1.00000 Coup 2.140 Mat 07/19/32 Wac- 0.000(0.000) WAM- / (-22832)/ 0

1.0000 x 1-mo LIBOR + 0.3300 Cap 11.0000 @ 10.6700 Floor 0.3300 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 29-Aug-2002 Tranche: A1 (A-1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	1.8100%	1.8100%	1.8100%	1M_LIB
	2.2000%	2.2000%	2.2000%	1YR_TRES
	1.8000%	1.8000%	1.8000%	6M_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	5.45	3.24	2.15	Avg. Life
	09/02	09/02	09/02	1st Prin
	03/32	03/32	03/32	Last Prin
99:20	2.24	2.30	2.36	Yield
	4.86	2.99	2.03	Duration
99:24	2.22	2.26	2.30	Yield
	4.87	3.00	2.03	Duration
99:28	2.19	2.22	2.24	Yield
	4.88	3.00	2.03	Duration
100: 0	2.17	2.17	2.18	Yield
	4.88	3.00	2.04	Duration
100: 4	2.14	2.13	2.12	Yield
	4.89	3.01	2.04	Duration
100: 8	2.11	2.09	2.05	Yield
	4.89	3.01	2.04	Duration
100:12	2.09	2.05	1.99	Yield
	4.90	3.02	2.05	Duration

SAMI-02AR3

SAMI-02AR3 Class M1 (A-2) AAA MEZZ {Moody:Aaa } <P>

Orig Bal 19,283,600 Fac 1.00000 Coup 2.310 Mat 07/19/32 Wac- 0.000(0.000) WAM- / (-22832)/ 0

1.0000 x 1-mo LIBOR + 0.5000 Cap 11.0000 @ 10.5000 Floor 0.5000 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons

Settle Date: 30-Aug-2002 **Curve Type:** Treas Act **Curve Date:** 29-Aug-2002 Tranche: M1 (A-2)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	1.8100%	1.8100%	1.8100%	1M_LIB
	2.2000%	2.2000%	2.2000%	1YR_TRES
	1.8000%	1.8000%	1.8000%	6M_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	9.68	6.10	4.57	Avg. Life
	01/07	02/05	05/04	1st Prin
	03/32	03/32	11/30	Last Prin
99:20	2.38	2.41	2.44	Yield
	8.41	5.53	4.23	Duration
99:24	2.37	2.39	2.41	Yield
	8.41	5.53	4.24	Duration
99:28	2.35	2.37	2.38	Yield
	8.42	5.53	4.24	Duration
100: 0	2.34	2.34	2.35	Yield
	8.42	5.54	4.24	Duration
100: 4	2.32	2.32	2.32	Yield
	8.42	5.54	4.24	Duration
100: 8	2.31	2.30	2.29	Yield
	8.43	5.54	4.25	Duration
100:12	2.29	2.28	2.26	Yield
	8.43	5.55	4.25	Duration

Disclaimer.txt

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Bear Stearns is not responsible for any recommendation, solicitation, offer or agreement or any information about any transaction, customer account or account activity contained in this communication.

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